UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  June 30, 2004

Commission File Number:  0-30314

BONTAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0175

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC.

(Registrant)

September 2, 2004	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

i

Bontan Corporation Inc. (Formerly Dealcheck.com Inc.)

Consolidated Financial Statements

For the Three Months Ended June 30, 2004 and 2003

(Canadian Dollars)

(UNAUDITED - see Notice to Reader dated August 27, 2004)

[Bontan Corporation Inc. Logo]

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the three months ended June 30, 2004 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the period ended June 30, 2004 and the shareholders' equity as at that date to the extent summarised in Note 12 to the consolidated financial statements.

August 27, 2004

Bontan Corporation Inc.
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited - see Notice to Reader dated August 27, 2004)

	Note	June 30, 2004 (Unaudited)	March 31, 2004 (Audited)

ASSETS

Current
Cash		$207,112		$500,541
Prepaid and other receivables	3	85,000		54,690

		292,112		555,231
Advances		2,530,353		2,530,353
Capital Assets		1,800		-

		$2,824,265		$3,085,584

LIABILITIES

Current
Accounts payable and accrued liabilities		$137,397		$350,664
Advances from shareholders, non-interest bearing		71,845		515,572

		209,242		866,236

SHAREHOLDERS' EQUITY (DEFICIT)

Capital stock	4	25,043,778		24,287,903

Deficit		(22,428,755)		(22,068,555)

		2,615,023		2,219,348

			$$2,824,265	3,085,584

Commitments and Contingent Liabilities (Note 8)
Related party transactions (Note 9)

Approved by the Board	"Kam Shah" Director	"Dean Bradley" Director
	(signed)	(signed)

See accompanying notes.

Bontan Corporation Inc.
Consolidated Statements of Operations
(Canadian Dollars)
For the Three Months Ended June 30
(Unaudited - see Notice to Reader dated August 27, 2004)

	Note	2004	2003

Income

Exchange gain		$-	$11,569

		-	11,569

Expenses

Travel, promotion and consulting		321,517	25,067
Professional fees		17,732	18,601
Bank charges and interest		510	309
Rent	7	(32,937)	1,449
Telephone, Internet and courier		4,598	926
Transfer agents fees		2,467	599
Shareholders information		40,569	1,256
Amortisation		78	-
Office and general		5,666	118

		360,200	48,325

Net loss for period		(360,200)	(36,756)

Net loss per share	6	$(0.03)	$(0.03)

See accompanying notes.

Bontan Corporation Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
For the Three months Ended June 30
(Unaudited - see Notice to Reader dated August 27, 2004)

	2004	2003

Cash flows from operating activities
Net loss for year	$(360,200)	$(36,756)
Amortisation	78	-
Other non-cash expenses	141,434	-

	(218,688)	(36,756)
Amounts receivable	(30,310)	(1,433)
Accounts payable and accrued liabilities	(213,267)	17,253

	(462,265)	(20,936)

Investing Activities
Capital assets	(1,878)	-

Financing Activities

Net advances from shareholder	(443,727)	713
Common shares issued	614,441	593,917

	170,714	594,630

Increase (decrease) in cash during period	(293,429)	573,694

Cash at beginning of period	500,541	19,848

Cash at end of year	$207,112	$593,542

Supplemental disclosures

Non-cash operating activities
Consulting fee settled for common shares	141,434	-

See accompanying notes.

Bontan Corporation Inc.
Consolidated Statement of Shareholders' Equity
(Canadian Dollars)
For the Three months Ended June 30, 2004
(Unaudited - see Notice to Reader dated August 27, 2004)

	Number of Shares	Share Capital	Contributed Surplus	Shareholders' Equity (Deficit)

Balance March 31, 2003	7,226,030	$20,393,106	$(20,707,597)	$(314,491)

7:1 reverse stock split	(6,193,746)	-	-	-
Buy-back of fractional shares	(465)	(939)	-	(939)
Issued under private placement	6,705,015	3,153,591	-	3,153,591
Subscribed under a private placement	831,429	393,113	-	393,113
Finder's fee paid on private placement	-	(354,670)	-	(354,670)
Issued under 2001 Consultant Stock Compensation Plan	225,000	148,675	-	148,675
Issued subsequent to the year end to consultants under 2001 Stock Compensation Plan in settlement of services rendered during the year	806,190	555,027	-	555,027
Net loss	-	-	(1,360,958)	(1,360,958)

Balance March 31, 2004	9,599,453	$24,287,903	$(22,068,555)	$2,219,348

Issued under a private placement	1,343,124	649,679	-	649,679
Finder's fee paid on private placement	-	(35,238)	-	(35,238)
Issued under 2001 Consultant Stock Compensation Plan	174,524	141,434	-	141,434
Net loss	-	-	(360,200)	(360,200)

	11,117,101	$25,043,778	$(22,428,755)	$2,615,023

See accompanying notes.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003
(Unaudited - see Notice to Reader dated August 27, 2004)

1.  NATURE OF OPERATIONS

Bontan Corporation Inc. ("the Company") is a diversified natural resource company that will operate and invest in major exploration and exploitation projects in countries around the globe through its subsidiaries by acquiring joint venture, indirect participation interest and working interest in those projects.

GOING CONCERN

The Company's business strategy involves activities in the exploration and development of mineral resources. The business of exploring for minerals and mining involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop recovery processes, and to construct mining and processing facilities at a particular site. It is not possible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Although the Company has taken steps to verify title to mineral properties in which it plans to acquire interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to prior agreements and non-compliance with regulatory requirements.

The Company expects to selectively explore and develop the portfolio, through joint venture arrangements or otherwise. The scheduling and scale of such future activities will depend on results and market conditions. Repatriation of earnings and capital from overseas countries is subject to compliance with registration requirements. There can be no assurance that restrictions on repatriation will not be imposed in the future.

The Company has experienced negative cash flows from operating activities in recent years. The Company estimates that it will have adequate funds available from current working capital, operations, and committed and uncommitted financing to meet its existing corporate, administrative and operational obligations in the coming year. If adequate funds are not available from the sources noted above, then the Company may be required to raise additional financing. While the Company has been successful in the past in raising financing there is no assurance that the Company will be able to raise the necessary funding to meet its obligations.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003
(Unaudited - see Notice to Reader dated August 27, 2004)

2.  ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim financial statements have been prepared on the same basis as the audited financial statements of the Company for the year ended March 31, 2004 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2004, and the summary of significant accounting policies included therein.

3.  PREPAID AND OTHER RECEIVABLES

	30-Jun-04	30-Jun-04

Due from director (i)	20,000	20,000

Prepaid	$23,731	$7,868
Other receivables	41,269	26,822

	$85,000	$54,690

(i) Funds advanced to a director are interest-free and repayable on demand.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003
(Unaudited - see Notice to Reader dated August 27, 2004)

4.  CAPITAL STOCK

(a)   Authorized

Unlimited number of common shares

(b)   Issued

		30-Jun-04		31-Mar-04

		Common Shares	Amount	Common Shares	Amount

Beginning of period		9,599,453	$24,287,903	7,226,030	$20,393,106
Reverse stock split		-	-	(6,193,746)	-
Buy-back of fractional shares		-	-	(465)	(939)
Issued under a private placement	i	1,343,124	649,679	6,705,015	3,153,591
Subscribed under a private placement		-	-	831,429	393,113
Expenses related to private placement		-	(35,238)	-	(354,670)
Issued under 2001 Consultant Stock Compensation Plan		174,524	141,434	225,000	148,675
Issued subsequent to the year end to consultants under 2001 Stock Compensation Plan in settlement of services rendered during the year		-	-	806,190	555,027

		11,117,101	$25,043,778	9,599,453	$24,287,903

i.	On April 28, 2003, the Company reached an agreement with certain accredited investors for a private placement of up to 7,143,000 Units at US$0.35 per Unit for a gross proceeds of about US$2.5 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit. The proceeds would be used for working capital and for the acquisition and financing of projects in the resource sector as per the new business plan. The shares issued under this private placement would be restricted in terms of their transferability and salability in accordance with the relevant regulatory requirements. Private placement was closed on May 26, 2004.

Expenses relating to the private placement represented finder's fee of 10% of the subscription.

None of the warrants were exercised as at June 30, 2004.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003
(Unaudited - see Notice to Reader dated August 27, 2004)

5.  STOCK PLANS

i.	On April 30, 2003, the Company registered 3 million stock options exercisable at an option price of at least US$0.35 under the Plan with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933.

No options were allowed under the Plan during the period and no options were outstanding at June 30, 2004.

ii.	On March 28, 2002, the Company registered 1,560,000 shares (222,857 post-reverse split shares) under the 2001 Consultant Stock Option Plan with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933. These shares were issued to consultants for services rendered during the fiscal year 2002.

On April 30, 2003, the Company registered the remaining 1,205,714 shares priced at US$0.35 per share under the Plan with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933.

These shares were fully issued by June 30, 2004.
6.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 10,621,218 shares for the three months ended June 30, 2004 (March 31, 2004 - 5,221,071).

Fully diluted earnings per share information has not been presented as potential conversions are anti dilutive.

7.  RENT

	For the three months ended June 30

	2004	2003

Rent	$1,350	$1,449
Reversal of provision (i)	(34,287)	-

	$(32,287)	$1,449

i.	In fiscal 2002, the Company made a provision for potential rent arrears resulting from the termination of lease in January 2002. A Notice of termination dated February 6, 2003 was subsequently received from the landlord, which was disputed by the Company. No further communication was received from the landlord since then. Management does not believe it has any liability in the matter and therefore decided to reverse the provision, which was more than two years old.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003
(Unaudited - see Notice to Reader dated August 27, 2004)

8.  COMMITMENTS AND CONTINGENT LIABILITIES

(a)	The Company received a Notice of Termination dated February 6, 2003 from a previous landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty. No further communication has been received from the previous landlord since February 6, 2003. The management therefore reversed the provision made earlier (see note 7) and believes that the Company has no further liability in the matter.

(b)	The Company entered into an investor relation contract with Current Capital Corp., a shareholder corporation effective April 1, 2003 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a monthly fee of US$10,000.

(c)	The Company entered into a consulting contract with Mr. Kam Shah, the Chief Financial Officer on April 1, 2003 for a five-year term up to March 31, 2008. The contract provides for a monthly fee up to $6,000 plus taxes subject to the actual time spent plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. The contract provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(d)	The Company entered into a consulting contract with Mr. Terence Robinson, the Chief Executive Officer on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. Mr. Robinson resigned as chief executive officer effective May 17, 2004 but continued as consultant under the same terms and conditions.

(e)	On February 19, 2004, the Company's subsidiary, Bontan Diamond Corporation entered into a Memorandum of Understanding ("MOU") with Mr. Francis Guardia and Astrogemas Mineração Ltda, a Brazilian corporation owned by Francis Guardia to acquire the said corporation and invest up to US$ 200,000 required to exercise the option in a Brazilian Joint venture to explore and mine diamonds in Brazil and also to explore opportunities for more licenses and/or joint ventures for diamond exploration in Brazil. The MOU also provides opportunity for Mr. Guardia to earn back up to 40% of the equity interest in Bontan Diamond Corporation on achievements of certain agreed milestones.

(f)	On February 17, 2004 the Company's subsidiary, Bontan Diamond Corporation entered into a five-year exclusive consulting contract with Mr. Francis Guardia to act as Chief Geologist for the company for a monthly fee of US$ 4,000 plus expenses and bonus.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003
(Unaudited - see Notice to Reader dated August 27, 2004)

9.  RELATED PARTY TRANSACTIONS

•	Included in shareholders information expense is $40,785 (2003 - $nil) to Current Capital Corp, which is a shareholder corporation and where a director of the Company serve as consultants.

•	Current Capital Corp charged approx. $14,664 towards the rental, telephone, consultants' fees and other office expenses (2003: $14,550)

•	Finders fee of approx. $35,238 (2003: $ nil) was charged by Current Capital Corp. in connection with the private placement.

•	Included in professional and consulting fees are fees of $6,000 (2003 - $nil;) paid to a director of the Company and $28,037 (2003: $nil) paid to an ex-director for consulting services.

•	Business expenses of $4,754 (2003 - $nil) were reimbursed to a director of the corporation and $10,088 (2003: $ nil) were reimbursed to an ex-director.

•	Business expenses of $56,485 (2003 - $nil; 2002 - $32,451) were reimbursed to directors of the corporation.

•	Consulting fees include amounts to Snapper Inc., a shareholder corporation of $13,595 (2003 - $23,073).
10.  SEGMENTED INFORMATION

The Company has identified the following major business segments:

Energy sector:  This segment includes the Company's acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

Mineral sector:   This segment includes the Company's acquisition of interests in joint ventures and projects relating to exploration and commercial mining of diamond, gold and other precious metals.

The accounting policies of the segments are same as those described in Note 2 of the annual audited financial statements for the year ended March 31, 2004. The Company evaluates each segment's performance based on its contribution to consolidated net earnings. There are no inter-segmental charges or transactions. The following table presents summarised financial information for the quarter ended June 30, 2004. The comparative information relating to fiscal year 2003 relates to the segments, which were discontinued and hence has not been presented.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003
(Unaudited - see Notice to Reader dated August 27, 2004)

10.  SEGMENTED INFORMATION (Continued)
Geographic Information
Business Segments

The Company operates from one location in Canada. Its assets are located as follows:

	30-Jun-04	31-Mar-04

Canada	$268,381	$547,363
Papua New Guinea	2,530,353	2,530,353
Brazil	25,531	7,868

	$2,824,265	$3,085,584

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003
(Unaudited - see Notice to Reader dated August 27, 2004)

10.  SEGMENTED INFORMATION (Continued)

Business Segments
Quarter ended June 30, 2004	Energy sector	Mineral sector

Total revenue	$-	$-
Earnings (losses) from operations	$-	$(40,529)
Total assets	$2,530,353	$25,531
Total liabilities	$-	$-

Year ended March 31, 2004

Total revenue	$-	$-
Earnings (losses) from operations	$-	$-
Total assets	$2,530,353	$7,868
Total liabilities	$-	$-

Reconciliation to Financial Statements

	Quarter ended June 30, 2004	Year ended March 31, 2004

Revenue
Total revenue from reportable segments	$-	$-
Other	-	15,256

	$-	$15,256

Net loss
Total from continuing operations for reportable segments	$(40,529)	$-
Other	(319,671)	(1,360,958)

	$(360,200)	$(1,360,958)

Assets
Total assets for reportable segments	$2,555,884	$2,538,221
Other	268,381	547,363

	$2,824,265	$3,085,584

Liabilities
Total liabilities for reportable segments	$-	$-
Other	209,242	866,236

	$209,242	$866,236

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003
(Unaudited - see Notice to Reader dated August 27, 2004)

11.  FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

12.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). There were no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X . As a result, consolidated balance sheet, consolidated statement of operations, loss per share and diluted loss per share and statement of cash flows for each of the quarters ended June 30, 2004 and 2003 are same under Canadian and US GAAPs.

Stock-Based Compensation

The Company accounts for common stock purchase options and warrants granted to non-employees pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123") and Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. These standards require that the fair value of equity instruments, including options and warrants, be recognized in the financial statements. FAS 123 permits a company to account for employee stock options under the method specified by the previous standard, Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. Under APB 25, if the exercise price of fixed employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. For such options, FAS 123 requires disclosure of the fair value of options granted, the assumptions used in determining the fair value and the pro-forma effect on earnings as if measurement provisions of FAS 123 had been applied.

No options have been granted to date under the 1999 Stock Option Plan of the Company. The Company will apply the measurement principles of APB 25, supplemented by the required FAS 123 disclosures, for any stock options it grants to employees in the future.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003
(Unaudited - see Notice to Reader dated August 27, 2004)

12.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
Recent Accounting Developments

There were no new accounting developments in U.S. and Canadian standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financials for the year ended March 31, 2004.

13.  SIGNIFICANT POST BALANCE SHEET EVENTS

The following is a summary of key corporate changes and other significant events that occurred subsequent to June 30, 2004:

(a)	On July 9, 2004, the Company converted its advances to a non-affiliated corporation for the purpose of acquiring indirect participation interest (IPI) in an oil exploration program in Papua New Guinea (Note 4) into (i) US$270,900 into 15,262 shares of Interoil Corporation according to the terms of the IPI agreement and (ii) the balance of the advances of approx. US$1.6 million for a 0.75% IPI.

(b)	On July 22, 2004, the Company registered with Securities and Exchange Commission, two new Plans by filing of the registration statement in Form S-8. The two Plans comprise - 2003 Stock Option Plan covering 2.5 million common shares of the Company and 2003 Consultant Stock Compensation Plan covering 1 million common shares of the Company.
14.   COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform to the current period's method of presentation.

Management Discussion and Analysis

The following discussion and analysis by management of the 1st Quarter 2005 financial condition and financial results for Bontan Corporation should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended June 30, 2004 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2004. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at August 27, 2004. The Company's auditors have not reviewed it.

Forward Looking Statement

All statements, other than statements of historical facts, included in this report, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct.

Purpose and Mission

The Company's major focus is to become an international diversified natural resource company that operates and invests in major exploration prospects. The Company has currently an indirect participation interest in oil exploration in Papua New Guinea through its wholly-owned subsidiary Bontan Oil & Gas Corporation and a direct participation in diamond exploration in Brazil through its wholly-owned subsidiary, Bontan Diamond Corporation, which acquired on June 14, 2004 100% equity in a Brazilian Corporation, Astrogemas Mineração Ltda.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Overview of the quarter ended June 30, 2004

During the quarter ended June 30, 2004, the Company completed its private placement and established presence in Brazil through acquisition of a Brazilian subsidiary.

There were other major changes in the management. On May 17, 2004, Mr. Terence Robinson resigned as a Chairman and CEO of the Company and in his place Mr. Kam Shah, who is the Chief Financial Offer of the Company assumed the responsibilities of Chairman and CEO of the Company effective the same date. Further, Mr. Kevin Markland was appointed as a non-executive, independent director in place of Mr. Terence Robinson. Mr. Robinson continued as a consultant under six-year consulting contract.

Fund raising activity

On April 28, 2003, the Company reached an agreement with certain accredited investors for a private placement of up to 7,143,000 Units at US$0.35 per Unit for a gross proceeds of about US$2.5 million. Each Unit included one common share and one common share purchase warrant. Each warrant entitled its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit. The shares issued under this private placement would be restricted in terms of their transferability and saleability in accordance with the relevant regulatory requirements.

Private placement was over subscribed to 8,879,571 units and was closed on May 26, 2004.

Project Investment

Indirect participation Interest in oil exploration program in Papua New Guinea

During the quarter, the Company's indirect participation interest in phase one of an oil exploration program carried out by Interior Corporation (Interior), a non-affiliated public company over 8 million acres of land covered by three exploration licences in Papua New Guinea continued to be held by way of advances to a third non affiliated corporation, Advisory Group due to certain corporate conditions that Interior was subject to.

However, on July 9, 2004, the Company exercised its option and converted its advances as follows:

  US$ 270,900 was converted into 15,262 shares of Interior Corporation and
  The balance of US$1.6 million was converted into 0.75% indirect participation interest in the oil exploration program.

The exploration progress reports are being posted by Interior on its web site on a weekly basis. Interior has identified several structures on the licensed land, which will be subject to exploratory drilling. All structures are oil-prone and each with a pre-drill estimated undiscovered resource potential of over 300 million bbl. To date, two structures, Moose and Sterling, have been subject to exploratory drilling. The Moose structure has confirmed oil shows in the secondary target (limestones). Currently, further exploration on Moose structure and other structures is awaiting the arrival of a larger drilling rig.

Diamond mining in Brazil

The Company's subsidiary, Bontan Diamond Corporation, acquired on June 14, 2004 100% equity in a Brazilian Corporation, Astrogemas Mineração Ltda ("AML"). The management of AML has the right to earn back a 40% interest subject to meeting certain agreed performance milestones. AML holds 50 per cent participation rights in two joint ventures to explore for and mine diamonds in the Coromandel region of Minas Gerais state in Brazil.

The Company set up an operational office in Patrocinio, Brazil and signed a five-year consulting contract with Mr. Francis Guradia, who was the principal of Astrogemas. Mr. Guardia is a geologist with over 40 years of experience in different parts of the world, eight of which were in Brazil. He will be the Chief geologist of BDC and will head a technical team to be located in Brazil which will also comprise three other Brazilian geologists and prospectors specializing in diamond exploration and had worked for major diamond producers like De Beers, Canabrava, Echo Bay, Verena and CVRD in Brazil.

Consolidated Results Summary

Quarter ended June 30	2004	2003

	in 000' CDN $	in 000' CDN $
Income	-	12
Expenses	360	48

Net Loss for year	(360)	(36)
Deficit at end of year	(22,069)	(20,708)

Income

The Company had no revenue for the quarter ended June 30, 2004 since its operations have just begun under the new business strategy as discussed earlier. The revenue for the quarter ended June 30, 2003 comprised exchange gain arising from translation of US dollar transactions in Canadian dollars. In the quarter ended June 30, 2004, the Company had a minor exchange loss of $1,776, which has been included in office and general expenses.

Expenses
Operating Expenses

Travel, promotion and consulting -

Quarter ended June 30	2004	2003

Travel, meals and entertainment	$27,126	$169
Consulting	256,854	24,898
Promotion	37,537	-

	$321,517	$25,067

% of operating expenses	89%	52%

Travel, meals and entertainment

Expenses during the quarter ended June 30, 2004 mainly comprise travel expenses for Mr. Kam Shah and Mr. Guardia in visiting Brazil and setting up operational office there.

There were no new initiatives during the quarter ended June 30, 2003. This explains the significantly lower travel and entertainment.

Consulting costs

The consulting fee costs have increased significantly during the quarter ended June 30, 2004 compared to the prior quarter mainly due to commencement of new business activities, which required expertise of consultants with background in resource sector in selecting and negotiating appropriate projects for the Company. The total costs include the following three major items -

Fees charged by four independent consultants	$141,438
Fees charged by a corporate shareholder, Snapper Inc.	13,595
Other consulting fees	101,821

$256,854

Consulting fees of $141,438 were paid to four independent consultants whose services were retained in the fiscal year 2004 to help management review projects in resource sector for potential participation and or acquisitions and to advise and negotiate terms and pricing most beneficial to the Company. The services of these consultants were originally retained for one year and thereafter would be extended only on a need basis. The fees to these consultants were payable entirely in the common shares of the Company registered under the "2001 Consultants' Stock Compensation Plan" The common shares were valued at US$0.50 per share for this purpose. The price represented the fair market value.

Consulting fee of $13,595 (2003 : $20,804) was paid to a corporate shareholder, Snapper Inc. under a Consulting Agreement, which expired on May 31, 2004 and was not renewed. The services provided included arranging non-interest bearing working capital funds, introduction to business opportunities and public relations.

Other consulting fees include fees of $28,037 (2003 : $nil) paid to the ex-CEO of the Company, Mr. Terence Robinson under a consulting contract and of $3,714 (2003: $4,094) to a shareholder corporation, Current Capital Corp., where the current and previous CEOs of the Company serve as consultants.

Promotion costs

Promotional costs in the quarter ended June 30, 2004 were incurred in developing a new web site for the Company and in promoting the Company's new business profile on various search engines on Internet.

No such activity was carried out in the quarter ended June 30, 2003 due to lack of any major business initiatives during that quarter.

Professional fees

Professional fees in 2004 quarter were $17,732 compared to $18,601 in 2003 quarter.

Major items in 2004 quarter consisted of fees of $8,073 (2003 ; $7,912) for accounting services. paid to a shareholder corporation, Current Capital Corp. for providing financial and accounting services under an Expense Sharing

Agreement dated April 1, 2003 for one year. The agreement was not renewed on expiry but the above charges were allowed to cover their actual costs up to May 31, 2004. $6,000 (2003: $ nil) was paid to the CFO under a consulting contract. The balance of $3,029 (2003 : $10,194) represented legal fees incurred during the quarter.

Shareholders information

Shareholder information costs comprise investor relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees. Total cost for 2004 quarter was $40,569 compared to $1,256 for 2003 quarter.

Major item of cost was $40,785 for the investor relations and media relations fee charged by a shareholder corporation, Current Capital Corp. Which specializes in handing investor relation and media relations work for small-cap public companies. The fees were charged under an Investor relations contract dated April 1, 2003 and Media relation contract dated April 1, 2003. Both the contracts provide for a monthly fee of US$5,000 each. There were no such fees in the quarter ended June 30, 2003.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Other operating costs in 2004 fiscal were $13,350 but after adjusting for a negative rental cost of $(32,937), the net amount was a negative $(19,618) compared to $4,401 for the 2003 quarter.

Actual rent cost for the quarter ended June 30, 2004 was $1,350. This was off set by a reversal of a provision of $34,287 made two years ago as explained in Note 7 of the interim financials for the quarter.

Overall increase in these costs during the 2004 quarter compared to 2003 quarter was mainly due to increased business activities.

LIQUIDITY AND CAPITAL RESOURCES
Working Capital

As at June 30, 2004, the Company had a working capital of $82,870 and Cash on hand of $207,112.

The Company relies principally on equity financing to fund its projects and expenditures. The Company has no internal source of funding and thus it depends on the ability to finance by raising funds by the sale of shares.

Operating Cash Flow

For the quarter ended June 30, 2004, net cash outflows of $907,870 exceeded cash inflows of $614,441 resulting in a negative cash flow of $293,429, which was off set against $500,541 cash balance from the fiscal year end 2004 resulted in an ending cash position of $207,112. The cash inflows were a result of a private placement net of related expenses of $ 35,238 for a total of 1,343,124 shares. The cash outflows included settlement of $443,727 of the shareholders advances, acquisition of capital assets of $1,878 and general and administrative costs of $ 462,265.

Financing Activities

The following outlines the Company's financing activities for the quarter ended June 30, 2004:

i.	On April 28, 2003, the Company reached an agreement with certain accredited investors for a private placement of up to 7,143,000 (seven million one hundred forty three thousand) Units at US$0.35 per Unit for a gross proceeds of about US$2.5 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit. The shares issued under this private placement would be restricted in terms of their transferability and saleability in accordance with the relevant regulatory requirements. 1,343,124 Units were subscribed and paid for during the quarter. Shares relating to these units were issued by the closing date of May 26, 2004. None of the warrants were exercised as at June 30, 2004.

ii.	174,524 shares were issued to four consultants under 2001 Consultant Stock Option Plan.
Transactions with Related Parties

All transactions with related parties were entered on an arms length basis. Details of these transactions are given in note 9 to the Interim consolidated financial statements for the quarter ended June 30, 2004.

Critical Accounting Estimates

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are disclosed in note 2 to the consolidated financial statements for the fiscal 2004. . Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company's management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended June 30, 2004.

Risks and Uncertainties

Please refer to the Management discussion and analysis for the fiscal 2004 for detailed information as the economic and industry factors are substantially unchanged.

Outlook

The Company's indirect participation interest in phase one of the oil exploration program in Papua New Guinea is managed by Interior Corporation whose management has an extensive experience in oil drilling. They have commenced an extensive oil exploration program following multiple oil shows in the first well, Moose -1 and have begun step out appraisal well Moose -2. A second rig has been contracted to accelerate the program and is drilling a second structure Sterling Mustang. Other prospects like Rhino and Mastadon, have been confirmed with seismic and field geology. Drilling sites have been prepared at Longhorn and Bison structures and these are the next scheduled wells. While the early signs are encouraging, the well results will determine the direction of the drilling program and appraisal work will be required to determine the timing of development of any discoveries.

The Company has now completed its acquisition of a Brazilian subsidiary and its geologists have identified joint venture projects holding exploration rights on lands containing diamondiferous kimberlites.

The Company believes that it will attract its existing participants in the private placement to exercise their warrants that will provide further funding for new projects.

Additional information, including the Company's audited financials for the fiscal 2004 and annual information form in the Form 20-F annual report is available on the Company's web site www.bontancorporation.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.